ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated May 7, 2012

UBS AG $• Performance Securities Linked to the USD/JPY Spot Rate due on or about May 30, 2014

Investment Description

UBS Performance Securities (the” Securities”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the Japanese yen (the “foreign currency”) relative to the U.S. dollar (together, the “underlying currency pair”). If the underlying return is positive, meaning the Japanese yen has weakened relative to the U.S. dollar, UBS will repay the full principal amount at maturity plus pay a return equal to the underlying return multiplied by the participation rate of between 120.00% and 130.00% (the actual participation rate will be determined on the trade date). If the underlying return is equal to zero, meaning the Japanese yen has remained flat against the U.S. dollar, UBS will repay only your principal amount at maturity. If the underlying return is negative, meaning that the Japanese yen has strengthened relative to the U.S. dollar, UBS will repay less than the full principal amount at maturity, if anything, resulting in a loss on your investment that is proportionate to the negative underlying return but, in no case, will the payment at maturity be less than zero. An increase in the final spot rate as compared to the initial spot rate will result in a positive underlying return and reflects a depreciation of the foreign currency relative to the U.S. dollar, while a decline in the final spot rate as compared to the initial spot rate will result in a negative underlying return and reflects an appreciation of the foreign currency relative to the U.S. dollar. Investing in the Securities involves significant risks. You may lose some or all of your principal amount if the foreign currency strengthens relative to the U.S. dollar. Any payment on the Securities is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features

❑

Participation in the Depreciation of the Japanese Yen Relative to the U.S. Dollar: If the underlying return is greater than zero, meaning the Japanese yen has weakened relative to the US. dollar, UBS will repay your principal amount at maturity plus pay a return equal to the underlying return multiplied by the participation rate. If the underlying return is less than zero, meaning the Japanese yen has strengthened relative to the US. dollar, investors may be exposed to the negative underlying return at maturity.

❑

Full Downside Market Exposure to the Underlying Currency Pair: If the Japanese yen strengthens relative the U.S. dollar from the trade date to the final valuation date, UBS will pay less than the full principal amount, if anything, resulting in a loss to investors that is proportionate to the negative underlying return, but, in no case, will the payment at maturity be less than zero. You may lose some or all of your principal amount if the underlying currency pair spot rate declines over the term of the Securities. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates(1)

Trade Date	May 25, 2012

Settlement Date	May 31, 2012

Final Valuation Date(2)	May 27, 2014

Maturity Date(2)	May 30, 2014

(1)	Expected. See page 4 for additional details.

(2)	Subject to postponement in the event of a market disruption event, as described in the accompanying product supplement.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. UBS IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING CURRENCY PAIR. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-8 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

These preliminary terms relate to the Performance Securities linked to the USD/JPY spot rate. The return on the Securities at maturity will depend upon the performance of the Japanese yen relative to the U.S. dollar. The Securities are offered at a minimum investment of $1,000, or 100 Securities at $10.00 per Security, and integral multiples of $10.00 in excess thereof. The initial spot rate and the participation rate will be determined on the trade date.

Underlying currency pair	Initial Spot Rate	Participation Rate	CUSIP	ISIN
USD/JPY spot rate	•	120.00% to 130.00%	902669464	US9026694649

See “Indicative Terms” on page 4. The Securities we are offering will have the terms set forth in the accompanying product supplement, the accompanying currency and commodity supplement (to the extent specifically referenced herein), the accompanying prospectus and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying product supplement, the accompanying currency and commodity supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public	Underwriting Discount	Proceeds to UBS
Per Security	$10.00	$0.20	$9.80
Total	$•	$•	$•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information About UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and a currency and commodity supplement for the various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated January 13, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512011545/d282615d424b2.htm

♦	Currency and commodity supplement dated January 11, 2012

http://www.sec.gov/Archives/edgar/data/1114446/000119312512009002/d279580d424b2.htm

♦	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Securities” refer to the Performance Securities that are offered hereby. Also, references to the “product supplement” mean the UBS product supplement titled “Medium Term Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities,” dated January 13, 2012, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement Debt Securities and Warrants, dated January 11, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 and in “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦	You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦	You seek an investment with a return linked to the performance of the Japanese yen relative to the U.S. dollar.

♦

You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that has the same downside market risk as an investment in the underlying currency pair.

♦

You believe the foreign currency will depreciate relative to the U.S. dollar (or that the U.S. dollar will appreciate relative to the foreign currency) and you would be willing to invest in the Securities if the participation rate was set equal to the bottom of the range indicated for the participation rate on the first page hereof (the actual participation rate will be set on the trade date).

♦	You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the spot rate of the underlying currency pair.

♦	You do not seek current income from this investment.

♦	You understand the increased volatility and other risks associated with investments in currencies generally and with the underlying currency pair specifically.

♦	You are willing to hold the Securities to maturity, a term of approximately 2 years, and are aware that there may be little or no secondary market for the Securities.

♦

You are willing to assume the credit risk of UBS for all payments under the Securities, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦	You do not fully understand the risks inherent in an investment in the Securities.

♦	You require an investment designed to provide a full return of principal at maturity.

♦	You are not willing to make an investment that has the same downside market risk as an investment in the underlying currency pair and in which you could lose up to your entire initial investment.

♦	You believe the foreign currency will not depreciate relative to the U.S. dollar (or that the U.S. dollar will not appreciate relative to the foreign currency) during the term of the Securities.

♦

You would be unwilling to invest in the Securities if the participation rate is set equal to the bottom of the range indicated for the participation rate on the first page hereof (the actual participation rate will be set on the trade date).

♦	You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the spot rate of the underlying currency pair.

♦	You seek current income from your investments.

♦	You are unable or unwilling to hold the Securities to maturity, which have a term of approximately 2 years, or you seek an investment for which there will be an active secondary market.

♦

You are not willing to assume the credit risk of UBS for all payments under the Securities, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 and more detailed “Risk Factors” beginning on page PS-8 of the product supplement for risks related to an investment in the Securities.

Indicative Terms(1)

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per Security (subject to a minimum purchase of 100 Securities). The Securities trade and are settled in U.S. dollars.
Term	Approximately 2 years. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Securities remains the same.
Underlying Currency Pair	USD/JPY spot rate
Foreign Currency	Japanese yen
Participation Rate	Between 120.00% and 130.00%. The actual participation rate will be determined on the trade date.
Payment at Maturity (per Security)

If the underlying return is positive, UBS will pay you a cash payment per Security equal to:

$10 + ($10 × Participation Rate × Underlying Return)

Due to the underlying return calculation, the maximum possible underlying return is 100%.

If the underlying return is zero, UBS will pay you a cash payment per Security equal to: $10

If the underlying return is negative, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative underlying return, for an amount equal to:

the greater of (i) $0, and (ii) $10 + ($10 × the Underlying Return)

In this scenario, you will lose 1% of your initial investment for every 1% that the foreign currency appreciates relative to the U.S. dollar and you will lose a significant portion or all of your initial investment. However, in no case will the payment at maturity be less than zero.

Initial Spot Rate	•. For the underlying currency pair, the spot rate on the trade date as determined by the calculation agent under “Initial Spot Rate” on page 11 of this free writing prospectus.
Final Spot Rate	For the underlying currency pair, the spot rate on the final valuation date as determined by the calculation agent under “Final Spot Rate” on page 11 of this free writing prospectus.

Underlying Return

With respect to the underlying currency pair, the percentage change in the underlying currency pair from the initial spot rate to the final spot rate, calculated as follows:

Final Spot Rate – Initial Spot Rate

Final Spot Rate

Because the underlying return is calculated pursuant to the equation above, the maximum possible underlying return will equal 100%. There is no comparable limit on the negative performance of the underlying return. However, in no case will the payment at maturity be less than zero.

No Coupon Payment	We will not pay you interest during the term of the Securities.
Final Valuation Date	May 27, 2014, unless the calculation agent determines that a market disruption event (as set forth in the product supplement and the currency and commodity supplement) has occurred or is continuing with respect to the underlying currency pair on any such day. In the case of a market disruption event, or if the final valuation date is not a business day for such underlying currency pair, the final valuation date for the affected underlying currency pair will be the first following business day on which the calculation agent determines that a market disruption event does not occur and/or is not continuing with respect to such underlying currency pair. In no event however, will the final valuation date for the underlying currency pair be postponed by more than 10 business days. See “General Terms of the Notes—Market Disruption Event” on page PS-22 of the product supplement.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

(1)

UBS reserves the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Investment Timeline

Trade date	The initial spot rate and participation rate are determined.

Maturity Date	The final spot rate and underlying return are determined as of the final valuation date.

If the underlying return is positive, UBS will pay you a cash payment per Security equal to:

$10 + ($10 × Participation Rate × Underlying Return)

If the underlying return is zero, UBS will pay you a cash payment per Security equal to your principal amount of $10.

If the underlying return is negative, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative underlying return, for an amount equal to:

the greater of (i) zero and (ii) $10 + ($10 × the Underlying Return)

In this scenario, you will lose 1% of your initial investment for every 1% that the foreign currency appreciates relative to the U.S. dollar and you will lose a significant portion or all of your initial investment. However, in no case will the payment at maturity be less than zero.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement and the currency and commodity supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦

Risk of loss at maturity — The Securities differ from ordinary debt securities in that UBS will not necessarily pay the full principal amount of the Securities at maturity. UBS will only pay you the principal amount of your Securities if the final spot rate of the underlying currency pair is at or above the initial spot rate and only at maturity. If the final spot rate is less than the initial spot rate (meaning that the foreign currency has strengthened relative to the U.S. dollar or the U.S. dollar has weakened relative to the foreign currency), you will lose some or all of your initial investment in an amount proportionate to the decline in the spot rate of the underlying currency pair from the trade date to the final valuation date; however, in no case will the payment at maturity be less than zero. Therefore, if the foreign currency appreciates relative to the U.S. dollar you should be prepared to lose up to your entire initial investment.

♦

The participation rate applies only at maturity — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the Securities themselves and the return you realize may be less than the underlying return even if such return is positive. You can receive the full benefit of the participation rate only if you hold your Securities to maturity.

♦	No interest payments — You will not receive interest payments on the Securities over the term of the Securities.

♦

Credit risk of UBS — The Securities are unsubordinated, unsecured debt obligations of UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire initial investment. The Securities are not deposit liabilities or other obligations of UBS and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.

♦

The Securities are subject to an embedded maximum payment at maturity — Because the underlying return is expressed as the final spot rate minus the initial spot rate divided by the final spot rate, your payment at maturity is subject to an embedded maximum amount. Due to this method of calculation, in no event will any underlying return equal or exceed 100% and, accordingly, the maximum underlying return is 100%. As a result, the return on the Securities cannot exceed an underlying return of 100% multiplied by the participation rate. Further, because the underlying return is calculated in this manner, there is no comparable limit to the potential appreciation of the foreign currency and resulting negative underlying return. However, in no case will the payment at maturity be less than zero

♦

The underlying return calculation diminishes any foreign currency depreciation, and magnifies any foreign currency appreciation, relative to the U.S. dollar as compared to the corresponding percentage change in the spot rate of the underlying currency pair — The underlying return is calculated by dividing the difference between the final spot rate and the initial spot rate by the final spot rate, rather than dividing that difference by the initial spot rate under the linear method for determining the underlying return. Under this calculation method, the denominator of the fraction will always be smaller if the foreign currency appreciates relative to the U.S. dollar and greater if the foreign currency depreciates relative to the U.S. dollar. As a result, any foreign currency depreciation relative to the U.S. dollar will result in a positive underlying return that is reduced as compared to the actual percentage increase in the final spot rate from the initial spot rate. Further, any foreign currency appreciation relative to the U.S. dollar will result in a negative underlying return that is magnified as compared to the actual percentage decrease in the final spot rate from the initial spot rate. For example, assuming the initial spot rate of a foreign currency relative to the U.S. dollar is 1.0, if such foreign currency depreciates relative to the U.S. dollar by 10% such that the final spot rate is 1.1, the underlying return will only be 9.09%; conversely, if such foreign currency appreciates relative to the U.S. dollar by 10% such that the final spot rate is 0.9, the underlying return will be -11.11%. Accordingly, your payment at maturity may be less than if you had invested in similar securities that use the linear method for calculating the underlying return.

♦

Market risk — The spot rate for the underlying currency pair is the result of the supply of, and the demand for, the foreign currency relative to the U.S. dollar. Changes in the spot rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan, including economic and political developments in other countries. Of particular importance to foreign exchange risks are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the foreign country and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. You, as an investor in the Securities, should make your own investigation into the underlying currency pair and the merits of an investment linked to that foreign currency relative to the U.S. dollar.

♦

Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the underlying currency pair and, consequently, on the value of the Securities.

♦

The payment formula for the Securities will not take into account all developments in the underlying currency pair — Changes in the underlying currency pair spot rates during the term of the Securities before the final valuation date may not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the initial spot rate on the trade date and the final spot rate on the final valuation date. No other spot rates will be taken into account. As a result, the underlying return may be less than zero even if the spot rate of the underlying currency pair has moved favorably at certain times during the term of the Securities before moving to an unfavorable level on the final valuation date.

♦

The Securities are not regulated by the Commodity Futures Trading Commission — An investment in the Securities does not constitute either an investment in futures contracts, options on futures contracts, or currency options and therefore you will not benefit from the regulatory protections attendant to CFTC regulated products. This means that the Securities are not traded on a regulated exchange and issued by a clearinghouse. See “There may be little or no secondary market for the Securities” below. In addition, the proceeds to be received by UBS from the sale of the Securities will not be used to purchase or sell any currency futures contracts, options on futures contracts or options on currencies for your benefit. Therefore an investment in the Securities does not constitute a collective investment vehicle that trades in these instruments. An investment in a collective investment vehicle that invests in these instruments often is subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator.

♦

The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a return that is less than the return you could earn on other investments. For example, your return on the Securities may be lower than the yield you would earn if you bought a standard U.S. dollar -denominated unsubordinated non-callable debt security of UBS with the same stated maturity date.

♦

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Securities in secondary market transactions, if at all, will likely be lower than the issue price to public, since the issue price to public included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Securities, as well as the projected profit included in the cost of hedging our obligations under the Securities. In addition, any such prices may differ from values determined by pricing models used by UBS Securities LLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

♦

The market value of the Securities may be influenced by unpredictable factors — The market value of your Securities may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that generally the underlying currency pair spot rate on any day will affect the market value of the Securities more than any other single factor. Other factors that may influence the market value of the Securities include:

♦	volatility of the underlying currency pair spot rate;

♦	supply and demand for the Securities, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;

♦	interest rates in the market;

♦	the time remaining to the final valuation date; and

♦	the creditworthiness of UBS.

♦

Even though foreign currencies are traded around-the-clock, if a secondary market develops, the Securities may trade only during regular trading hours in the United States — The spot market for the foreign currency is a global, around-the-clock market. Therefore, the hours of trading for the Securities may not conform to the hours during which the foreign currency is traded. To the extent that U.S. markets are closed while the markets for the foreign currency remains open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Securities on such U.S. market.

♦

The historical performance of the spot rate of the underlying currency pair should not be taken as an indication of the future performance of the spot rate of the underlying currency pair during the term of the Securities — It is impossible to predict whether the spot rate of the underlying currency pair will rise or fall. The spot rate of the underlying currency pair will be influenced by complex and interrelated political, economic, financial and other factors.

♦

The calculation agent can postpone the determination of the final spot rate and the maturity date, if a market disruption event occurs on the final valuation date — If the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date, the final valuation date will be postponed until the first business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the spot rate of the underlying currency pair on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Securities be postponed by more than 10 business days. As a result, the maturity date for the Securities could also be postponed.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the spot rate of the underlying currency pair is not available on the last possible day that qualifies as the final valuation date, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the level of the underlying currency pair that would have prevailed in the absence of the market disruption event or such other reason. See “Market Disruption Event” on page PS-22 of the product supplement.

♦

No assurance that the investment view implicit in the Securities will be successful — It is impossible to predict whether and the extent to which the foreign currency will appreciate or depreciate relative to the U.S. dollar (or whether the U.S. dollar will appreciate or depreciate relative to the foreign currency), and as a result, whether the spot rate of the underlying currency pair will rise or fall. There can be no assurance that the underlying currency pair final spot rate will rise above the initial spot rate. The spot rate of the underlying currency pair will be influenced by complex and interrelated factors such as political and economic developments. You should be willing to accept the risks of losing some or all of your initial investment.

♦

Owning the Securities is not the same as owning the foreign currency — The return on your Securities may not reflect the return you would realize if you actually purchase an exchange contract on the foreign currency.

♦

There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.

♦

Price of Securities prior to maturity — The market price of your Securities will be influenced by many unpredictable and interrelated factors, including the spot rate of the underlying currency pair and the expected spot rate volatility of the underlying currency pair, the time remaining to the maturity of your Securities, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

♦

There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC, will, among other things, decide the amount paid out to you on each Security offering at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Securities — Role of Calculation Agent” on page PS-26 of the product supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlying currency pair has occurred or is continuing on a day when the calculation agent will determine adjustments to the terms of the Securities in the event of extraordinary government actions and market emergencies as well as the final spot rate for the underlying currency pair. These determinations may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of each of the Security offering and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦

The business activities of UBS or its affiliates may create conflicts of interest — We and our affiliates expect to engage in trading activities related to the foreign currency that are not for the account of holders of the Securities or on their behalf. These trading activities might present a conflict between the holders’ interest in the Securities and the interest of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.

♦

Potentially inconsistent research, opinions or recommendations by UBS — We and our affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the spot rate of the underlying currency pair to which the Securities are linked or the value of the Securities.

♦

You must rely on your own evaluation of the merits of an investment linked to the underlying currency pair — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in the foreign currency. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies markets may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in currency exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Securities, you should investigate the currency exchange markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future spot rates of the foreign currency relative to the U.S. dollar.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Securities?” and consult your tax advisor about your tax situation.

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The exchange rates of the underlying currency pair will be influenced by unpredictable factors which interrelate in complex ways — The exchange rates of the underlying currency pair are a result of the supply of, and demand for, the foreign currency. Changes in the exchange rates may result from the interactions of many factors, including economic, financial, social and political conditions. These conditions include, for example, the overall growth and performance of the economies of Japan or the United States, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between Japan and the United States, market interventions by the Federal Reserve Board or the respective central banks, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in Japan, government stability and the respective banking systems, the structure of and confidence in the global monetary system, wars in which Japan or the United States are directly or indirectly involved or that occur anywhere in the world, major natural disasters in Japan or the United States and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors. Your Securities are likely to trade differently from the exchange rates of foreign currency relative to the U.S. dollar, and changes in the exchange rates of the foreign currency relative to the U.S. dollar are not likely to result in comparable changes in the market value of your Securities.

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The liquidity, trading value and amounts payable under the Securities could be affected by the actions of sovereign government of Japan — Exchange rates of most economically developed nations are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Securities is that their liquidity, trading value and amounts payable could be affected by governmental actions which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Securities in the event that exchange rates should become fixed, in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency or in the event of other developments affecting the foreign currency, the U.S. dollar or any other currency.

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Currency markets may be volatile — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Securities could be affected by action of the governments of Japan and the United States. These factors may affect the value of the underlying currency pair and the value of your Securities in varying ways, and different factors may cause the value of the underlying currency pair, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

You are urged to review “Risk Factors” in the product supplement for a general description of the risks related to an investment in the Securities.

Hypothetical Examples and Return Table

Assumptions

The following examples and return table illustrate the payment at maturity on a hypothetical offering of the Securities assuming the following (the actual terms for the Securities will be determined on the trade date; amounts below may have been rounded for ease of analysis):

Term:	24 months
Initial spot rate of the underlying currency pair:	80.10
Participation Rate:	125.00%
Principal amount:	$10.00 per Security

Example #1: The final spot rate of the underlying currency pair is 89.00.

Since the final spot rate is greater than the initial spot rate, the foreign currency has depreciated relative to the U.S. dollar and therefore the underlying return is positive, As a result, the issuer will pay you at maturity a cash payment equal to:

$10.00 + ($10.00 × Participation Rate × Underlying Return) =

$10.00 + ($10.00 × 125.00% × 10%) = $10.00 + $1.25 = $11.25

In this example, the total return on the Securities is 12.50% while the underlying return is 10.00%.

Example #2: The final spot rate of the underlying currency equal to the initial spot rate of 80.10.

Since the final spot rate is equal to the initial spot rate and therefore the underlying return is zero, the issuer will pay you at maturity a cash payment equal to:

$10.00 per Security

In this example, the total return on the Securities is 0.00% while the underlying return is 0.00%.

Example #3: The final spot rate of the underlying currency pair is 72.82.

Since the final spot rate is less than the initial spot rate, the foreign currency has appreciated relative to the U.S. dollar and therefore the underlying return is negative. As a result, the issuer will pay you at maturity a cash payment equal to:

the greater of (i) zero and (ii) $10.00 + ($10.00 × the Underlying Return) =

the greater of (i) $0 and (ii) $10.00 + ($10.00 × -10.00%) = $10.00 + -$1.00 = $9.00

$9.00 per Security

In this example, the total return on the Securities is a loss of 10.00% while the underlying return is a loss of 10.00%.

Example #4: The final spot rate of the underlying currency pair is 32.04.

Since the final spot rate is less than the initial spot rate, the foreign currency has appreciated relative to the U.S. dollar and therefore the underlying return is negative. As a result, the issuer will pay you at maturity a cash payment equal to:

the greater of (i) zero and (ii) $10.00 + ($10.00 × the Underlying Return) =

the greater of (i) $0 and (ii) $10.00 + ($10.00 × 150.00%) = $10.00 + -$15.00 = -$5.00

$0 per Security

In this example, the total return on the Securities is a loss of 100.00% while the underlying return is a loss of 150.00%.

Hypothetical Return Table

Hypothetical Final Spot Price	Hypothetical Underlying Return	Payment at Maturity per Security	Total Return of Security at Maturity
160.20	50.00%	$16.25	62.50%
133.50	40.00%	$15.00	50.00%
114.43	30.00%	$13.75	37.50%
100.13	20.00%	$12.50	25.00%
94.24	15.00%	$11.88	18.75%
89.00	10.00%	$11.25	12.50%
84.32	5.00%	$10.63	6.25%
80.10	0.00%	$10.00	0.00%
76.29	-5.00%	$9.50	-5.00%
72.82	-10.00%	$9.00	-10.00%
66.75	-20.00%	$8.00	-20.00%
61.62	-30.00%	$7.00	-30.00%
57.21	-40.00%	$6.00	-40.00%
53.40	-50.00%	$5.00	-50.00%
50.06	-60.00%	$4.00	-60.00%
47.12	-70.00%	$3.00	-70.00%
44.50	-80.00%	$2.00	-80.00%
42.16	-90.00%	$1.00	-90.00%
40.05	-100.00%	$0.00	-100.00%
32.04	-150.00%	$0.00	-100.00%

Any foreign currency depreciation relative to the U.S. dollar will result in a positive underlying return that is reduced as compared to the actual percentage increase in the final spot rate from the initial spot rate. In addition, any foreign currency appreciation relative to the U.S. dollar will result in a negative underlying return that is magnified as compared to the actual percentage decrease in the final spot rate from the initial spot rate. See “Key Risks - The underlying return calculation diminishes any foreign currency depreciation, and magnifies any foreign currency appreciation, relative to the U.S. dollar as compared to the corresponding percentage change in the spot rate of the underlying currency pair” above.

  Historical Spot Rate Levels

The following graph shows the performance of the underlying currency pair at the end of each month in the periods from May 2, 2002 through May 2, 2012. Due to the method for determining spot rates stated below, an increase in the spot rate of the underlying currency pair represents a depreciation of the foreign currency relative to the U.S. dollar, while a decrease in the spot rate of the underlying currency pair represents an appreciation of the foreign currency relative to the U.S. dollar. As of May 2, 2012 at approximately 4:30 p.m., New York City time, the underlying currency pair spot rate was obtained from Bloomberg L.P., without independent verification: the USD/JPY spot rate was 80.10. The actual value of the initial spot rate of the underlying currency pair will be determined on the trade date as described in “Initial Spot Rate” on page 11 and not taken from Bloomberg L.P. The historical performance of the underlying currency pair should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying currency pair on any given day.

Initial Spot Rate

The initial spot rate for the U.S. dollar against the Japanese yen will be the USD/JPY spot rate determined by the calculation agent as observed through trades through the Electronic Broking Services, Reuters Dealing 3000 and various voice brokers at approximately 11:00 a.m. New York City time on the trade date, subject to any further determination of the calculation agent as set forth in the currency and commodity supplement. For more information, see “Deliverable Currencies—Japanese Yen (JPY)” on page CCS-4 of the currency and commodity supplement and “Payment at Maturity” on page CCS-8 of the currency and commodity supplement.

Final Spot Rate

The final spot rate for the U.S. dollar against the Japanese yen will be the USD/JPY spot rate determined by the calculation agent as observed through trades through the Electronic Broking Services, Reuters Dealing 3000 and various voice brokers at approximately 10:00 a.m. New York City time on the final valuation date, subject to any further determination of the calculation agent as set forth in the currency and commodity supplement. For more information, see “Deliverable Currencies—Japanese Yen (JPY)” on page CCS-4 of the currency and commodity supplement and “Payment at Maturity” on page CCS-8 of the currency and commodity supplement.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations—11. Currency-Linked Securities that it Would be Reasonable to Treat as Derivative Contracts” beginning on page PS-52 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Securities. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a change in statutory or regulatory provisions or an, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid derivative contract with respect to the underlying currency pair. If your Securities are so treated, you should not generally recognize taxable income or loss prior to maturity of your Securities, other than pursuant to a sale or exchange. You should generally recognize gain or loss upon the sale or maturity of your Securities. Such gain or loss would generally be ordinary foreign currency gain or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), unless you make a valid election to treat such gain or loss as capital gain or loss under applicable Treasury regulations. Under these regulations, holders of certain forward contracts, future contracts or option contracts generally are entitled to make such election (“Section 988 Election”).

To make this election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 and summarized in the product supplement on page PS-52, either (a) clearly identify the Securities on your books and record on the date you acquire them as being subject to such election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain an independent verification of the election. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your Securities, your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or maturity you have held the Securities for more than one year. The deductibility of capital losses is subject to certain limitations. You should consult your tax advisor regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities as pre-paid derivative contracts and to treat the Section 988 Election as available. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in a manner described under “Supplemental U.S. Tax Considerations—Alternative Treatments” on page PS-52 of the product supplement.

The IRS, for example, may assert, and a court may agree, that the Securities should be treated as contingent Japanese yen denominated debt obligations that are subject to the special rules for contingent payment debt instruments. In 2007, the IRS issued a revenue ruling holding that a financial instrument that in form resembled a U.S. dollar denominated derivative contract where the return was based exclusively by reference to the difference between U.S. dollar value of euros at issuance and at maturity was a euro-denominated debt instrument. The Securities are distinguishable in meaningful respects from the instrument described in the ruling. If, however, the Securities were treated as foreign currency denominated debt instruments, you would be required to include interest in your income over the term of the Securities based on the yield at which we would issue a Japanese yen denominated non-contingent fixed rate debt instrument with terms and conditions similar to your Securities (“comparable yield”) and a projected payment schedule in Japanese yen determined at the time of issuance of the Securities that would produce such comparable yield. You would then be required to convert such yen denominated interest into U.S. dollars based on either the average Yen/U.S. dollar rate for each accrual period or the spot rate at the end of such accrual period, as you elect. These rules would generally have the effect of requiring you to include amounts in income in respect of your Securities prior to your receipt of cash. Any gain on sale of your Securities would be ordinary and any loss would be an ordinary loss to the extent of interest that you have taken into income with respect to the Securities, with any excess loss being a capital loss. The contingent debt instrument rules as applied to foreign currency obligations are complex and holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Alternatively, it is possible that the Internal Revenue Service, for example, might assert that Section 1256 of the Internal Revenue Code of 1986, as amended (the “Code”) should apply to your Securities or a portion of your Securities. If section 1256 were to apply to your Securities, gain or loss recognized with respect to your Securities (or a portion of your Securities) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Securities. You would also be required to mark your Securities (or a portion of your Securities) to market at the end of each year (i.e., recognize income as if the Securities or the relevant portion of the Securities had been sold for fair market value).

Furthermore, even if the Securities are respected as pre-paid derivative contracts, in 2007, the Internal Revenue Service released a notice that might affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES (INCLUDING THE AVAILABILITY OF THE SECTION 988 ELECTION AS WELL AS POSSIBLE ALTERNATIVE TREATMENTS AND ISSUES PRESENTED BY THE 2007 NOTICE AND REVENUE RULING.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest—UBS Securities LLC and UBS Financial Services Inc. are affiliates of UBS and, as such, have a “conflict of interest” in this offering of the Securities within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products (“Structured Products”), UBS organizes its Structured Products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal repayment features that may be offered on those products. This description should not be relied upon as a description of any particular Structured Product.

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Protection Strategies are structured to complement and provide the potential to outperform traditional fixed income instruments. These Structured Products are generally designed for investors with low to moderate risk tolerances.

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Optimization Strategies provide the opportunity to enhance market returns or yields and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

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Performance Strategies provide efficient access to markets and can be structured with full downside market exposure or with buffered or contingent downside market exposure. These structured products are generally designed for investors who can tolerate downside market risk.

♦	Leverage Strategies provide leveraged exposure to the performance of an underlying asset. These Structured Products are generally designed for investors with high risk tolerances.

In order to benefit from any type of principal repayment feature, investors must hold the Securities to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed above, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus, as supplemented by a product supplement and a currency and commodity supplement for the various securities we may offer, including the Securities) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 877-387-2275.